GENERAL MONEY MARKET FUND, INC.

     On June 1, 1999, the Fund commenced offering three classes of shares - Class A, Class B and Class X. Each Class A, Class B and Class X share represents an identical pro rata interest in the Fund's investment portfolio.

     Class A shares are sold at net asset value. These shares are subject to a Rule
12b-1 fee of up to .20% and an annual shareholder servicing fee of up to .25%, of the value of the average daily net assets of Class A.

     Class B shares are sold at net asset value. These shares are subject to an annual shareholder servicing fee at the rate of .25 of 1% of the value of the average daily net assets of Class B. Class B shares are also subject to an annual distribution fee at the rate of .25 of 1% of the value of the average daily net assets of Class B. Class B shares are also subject to an annual sub-accounting fee at the rate of .05 of 1% of the value of the average daily net assets of Class B.

     Class X shares are subject to a maximum Contingent Deferred Sales Charge ("CDSC") of 4.00%, which is imposed on any redemption of Class X shares which reduces the current net asset value of Class X shares to an amount which is less than the dollar amount of all payments by the shareholder for the purchase of Class X shares at the time of redemption. The amount of the CDSC is dependent upon the number of years lapsed from the time of purchase of Class X and the redemption of said shares.

     Investors in Class X are required to participate in an automatic exchange program, pursuant to which their Class X shares are exchanged over a two year period for Class B shares of certain Dreyfus Premier funds. The CDSC schedule of Class X shares and of the Dreyfus Premier Funds for which Class X shares may be exchanged are identical. Any CDSC applicable upon redemption of the Class B shares acquired through exchange will be calculated from the date of purchase of the Class X shares exchanged.

     Class X shares are subject to an annual shareholder servicing fee at the rate of .25 of 1% of the value of the average daily net assets of Class X. Class X shares are also subject to an annual distribution fee at the rate of
 .25 of 1% of the average daily net assets of Class X.

     Each Class A, Class B and Class X share has one vote and shareholders will vote in the aggregate and not by class, except as otherwise required by law or when class voting is permitted by the Board members. Only holders of the Fund's Class B and Class X shares, respectively, will be entitled to vote on matters submitted to shareholders pertaining to the Class B or Class X Distribution Plan.